November 4, 2013

FILED VIA SEDAR

To:	British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Financial Services Commission
Manitoba Securities Commission
Ontario Securities Commission
Autorité des marchés financiers (Québec)
New Brunswick Securities Commission
Nova Scotia Securities Commission
Prince Edward Island Securities Office
Securities Commission of Newfoundland and Labrador

Dear Sirs/Mesdames:

Re:	Endeavour Silver Corp. (the "Company")
SEDAR Project No. 2092332
SEDAR Project No. 2092334

The enclosed Interim Financial Statements of the Company and Interim MD&A for the three and six months ended June 30, 2013 (the "Financial Materials") have been amended effective October 30, 2013 and are being re-filed with the above securities commissions. The original Financial Materials contained an error in the allocation of Total Revenue as between Bolanitos and El Cubo under Segment Disclosures located in Note 17. This has no effect on the Condensed Consolidated Interim Statements of Comprehensive Income (Loss) of the Company. The allocation has now been corrected with consequential changes in the amended Financial Materials.

Yours truly,

“Daniel Dickson”
Daniel Dickson
Chief Financial Officer of
Endeavour Silver Corp.

Enc.